April 6, 2012

BY HAND AND EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tumi Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 2, 2012
File No. 333-178466

Dear Mr. Reynolds:

On behalf of Tumi Holdings, Inc. (the “Company”), enclosed please find a copy of Amendment No. 5 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 4 to the Registration Statement filed with the Commission on April 2, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 6, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

John Reynolds

Securities and Exchange Commission

April 6, 2012

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Prospectus Cover Page

1.	Please revise the prospectus cover page to clearly state the total dollar amount the company will raise from this offering. In addition, clearly revise disclosure elsewhere in the prospectus, such as the use of proceeds section, to clearly state the amount the company will raise in this offering, not the estimated amount, since the amount is fixed.

The disclosure on the cover page and pages 8, 32, 37 and 98 has been revised in response to the Staff’s comment.

Management, page 76

2.	We note that you have removed the information regarding Mr. Duchesne as a director from this section. However, based upon disclosure on page 78, it appears that Mr. Duchesne is a director of the company and will only resign after the offering. Please explain why you believe disclosure is not required by Item 401 of Regulation S-K for Mr. Duchesne.

The disclosure on pages 76 and 77 has been revised in response to the Staff’s comment to include information required by Item 401 of Regulation S-K with respect to Mr. Duchesne, who will be resigning from the board of directors effective upon consummation of this offering.

Principal and Selling Stockholders, page 98

3.

We note that you have included disclosure that you do not intend to have any excess net proceeds from your offering and to the extent that the number of shares to be sold in the offering results in net proceeds to you in excess of the uses delineated, the number of shares to be sold would be reduced, and the selling shareholders would sell the remaining shares to be offered. We also note your disclosure on page 98 which states that the selling shareholders will sell their shares pro rata to their holdings, but that the amount will not be pro rata once a selling shareholder has sold all of their shares. In

John Reynolds

Securities and Exchange Commission

April 6, 2012

order to clarify your disclosure, please revise your table to show the changes in the amounts owned and offered by your selling shareholders as the price of your public offering changes in $0.50 increments from the midpoint of the price range on the cover of your prospectus. In addition, in providing the allocations of the selling shareholders please show allocations taking into account the underwriters’ overallotment option.

The disclosure beginning on page 98 has been revised in response to the Staff’s comment.

Description of Capital Stock, page 104

4.	We note your disclosure within this section that the Delaware Court of Chancery will provide the exclusive forum for several types of shareholder action. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

The disclosure on page 110 has been revised in response to the Staff’s comment.

Exhibits

5.	We note you continue to list several “form of” exhibits in your index. Please tell us whether you intend to file final, executed versions of these exhibits prior to effectiveness of the registration statement.

The Company respectfully advises the Staff that exhibits 3.1 (amended and restated certificate of incorporation), 3.2 (amended and restated by-laws) and 10.12 (Tumi Holdings, Inc. 2012 long-term incentive plan) will not be effective until the consummation of the offering, and exhibits 10.1b (amendment no. 1 to amended and restated subscription and stockholders agreement), 10.2b (amended and restated registration rights agreement) and 10.10 (director nomination agreement) will be executed on the closing date of the offering. The Company will file such final and/or executed documents with its first periodic report after the offering, as required. With respect to the “form of” underwriting agreement, the Company respectfully notes that pursuant to Item 601(b)(1) of Regulation S-K, the form of underwriting agreement may be filed if the terms of such document have not been determined. Therefore, the Company does not intend on filing a final, executed underwriting agreement. In addition, because the indemnification agreements will be identical in all material respects except for the parties and dates, the Company has filed a “form of” indemnification agreement only in reliance upon Instruction 2 to Item 601 of Regulation S-K.

John Reynolds

Securities and Exchange Commission

April 6, 2012

6.	We note the Exhibit 1.1 is missing exhibits, schedules and/or attachments. Please file this exhibit in its entirety. In addition, we note that Schedule 1 to Exhibit 10.8 is missing information. Please revise to file the exhibit in its entirety.

The Company respectfully advises the Staff that Exhibit 1.1 will be filed in its entirety in response to the Staff’s comment in a subsequent “exhibit-only” filing to be made prior to any request for acceleration of effectiveness of the Registration Statement. Exhibit 10.8 (employment agreement of Steven M. Hurwitz) has been revised to remove Schedule I as such Schedule was not part of the executed agreement.

* * * * *

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:	Adam F. Turk, Securities and Exchange Commission
Dietrich King, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Melissa Rocha, Securities and Exchange Commission
Jerome Griffith, Tumi Holdings, Inc.
David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP